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                              December 29, 2023

       Morris Beyda
       Chief Financial Officer
       Edify Acquisition Corp.
       888 7th Avenue, Floor 29
       New York, NY 10106

                                                        Re: Edify Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed December 21,
2023
                                                            File No. 001-39899

       Dear Morris Beyda:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed December 21, 2023

       General

   1. We note that you are seeking to extend your termination date to July 20, 2024, a date which is 42 months from
your initial public offering. We also note that you are listed on
                                                        The Nasdaq Capital
Market and that Nasdaq IM-5101-2 requires that a special purpose acquisition company
complete one or more business combinations within 36 months of the effectiveness of
its IPO registration statement. Please revise to explain that the proposal to extend your
termination deadline to July 20, 2024 does not comply with this rule, or advise, and to
disclose the risks of your non-compliance with this rule, including that your securities
may be subject to suspension and delisting from The Nasdaq Capital
                                                        Market.
 Morris Beyda
FirstName LastNameMorris  Beyda
Edify Acquisition Corp.
Comapany29,
December  NameEdify
              2023    Acquisition Corp.
December
Page 2    29, 2023 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Liz Packebusch, Staff Attorney, at 202-551-8749 or Laura Nicholson,
Special Counsel, at 202-551-3584 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:      Giovanni Caruso